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                                                OMB Number:         3235-0145
                   UNITED STATES                Expires:     October 31, 1994
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.          )*
                                           --------

                              ESS Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   269151-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)


                                Page 1 of 8 Pages

 CUSIP No. 2691151-10-6               13G                      Page 2 of   Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ANNIE M.H. CHAN
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)   / /
                                                             (b)    X*
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
                             6,485,975**
      NUMBER OF
                      ----------------------------------------------------------
        SHARES          6    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              4,802,677***
                      ----------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON               6,485,975**
                      ----------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
         WITH
                             4,802,677***
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,288,652
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               29%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

*   Mrs. Annie M.H. Chan and Mr. Fred S.L. Chan are married to each other.
** Represents 900,000 shares held by Annie M.H. Chan and 5,585,975 shares held by Annie M.H. Chan Living Trust.
*** Represents shares jointly held by Mr. & Mrs. Chan.

 CUSIP NO. 269151-10-6                   13G                   PAGE 3 OF   PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FRED S.L. CHAN
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)    / /
                                                               (b)    /x/ *
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
                             0
      NUMBER OF
                      ----------------------------------------------------------
        SHARES          6    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY              4,802,677**
                      ----------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON               0
                      ----------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
         WITH
                             4,802,677**
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,288,652**
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               29%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

* Mr. Fred S.L. Chan and Mrs. Annie M.H. Chan are married to each other. ** Represents 4,802,677 shares held jointly by Mr. & Mrs. Chan.
*** Includes the shares owned by Mrs. Chan.

Item 1.         Issuer's Name and Address of Principal Executive Offices:
     (a)        ESS Technology, Inc.
     (b)        48401 Fremont Boulevard,  Fremont, CA  94538

Item 2.         Information Concerning Person Filing:
(1)  (a)        Annie M.H. Chan
(2)  (a)        Fred S.L. Chan
     (b)        48401 Fremont Boulevard, Fremont, CA  94538
     (c)        U.S.A.
     (d)        Common Stock
     (e)        269151-10-6

Item 3.         Status of Person Filing:
                Not applicable.

Item 4.         Ownership:
(1)  (a)        Amount beneficially owned by Mrs. Chan:  11,288,652 (includes
                4,802,677 shares held jointly by Mr. and Mrs. Chan, 900,000 shares held by Mrs. Chan, and 5,585,950 shares held by Annie
                M.H. Chan Living Trust)

(2)  (a)        Amount beneficially owned by Mr. Chan:  11,288,652 (includes
                4,802,677 shares held jointly by Mr. and Mrs. Chan, 900,000 shares held by Mrs. Chan, and 5,585,950 shares held by Annie
                M.H. Chan Living Trust)

(1)  (b)        Percent of class beneficially owned by Mrs. Chan: 29%
(2)  (b)        Percent of class beneficially owned by Mr. Chan: 29%

(1)  (c)        Number of shares as to which Mrs. Chan has:
                (i)   sole power to vote or to direct vote:                     6,485,975
                (ii)  shared power to vote or to direct vote:                   4,802,677*
                (iii) sole power to dispose or to direct the disposition:       6,485,975
                (iv)  shared power to dispose or to direct the disposition:     4,802,677*

(2)  (c)        Number of shares as to which Mr. Chan has:
                (i)   sole power to vote or to direct vote:                            -0-
                (ii)  shared power to vote or to direct vote:                   4,802,677*
                (iii) sole power to dispose or to direct the disposition:              -0-
                (iv)  shared power to dispose or to direct the disposition:     4,802,677*

Item 5.         Ownership of Five Percent or Less of a Class:
                Not applicable.

*Shares held jointly by Mr. and Mrs. Chan

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person:

Item 7.         Identification and Classification of Subsidiary:
                Not applicable.

Item 8.         Identification and Classification:
                Not applicable.

Item 9.         Notice of Dissolution of Group:
                Not applicable.

Item 10.        Certification:
                Not applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1997


                                                     /s/ Annie M.H. Chan
                                                     -------------------
                                                     Annie M.H. Chan

                                                     /s/ Fred S.L. Chan
                                                     -------------------
                                                     Fred S.L. Chan